UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Conversion Services International, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

21254R109
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 21254R109	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON/ S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ROBERT C. DELEEUW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 6 7 8	SOLE VOTING POWER 5,246,795 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 5,246,795 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,246,795
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.54%*
12	TYPE OF REPORTING PERSON IN

*Based on 78,959,945 shares of common stock, $0.001 par value per share (the "Shares") of Conversion Services International, Inc., a Delaware corporation (the "Company") outstanding as of November 2, 2007, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2007

CUSIP No. 21254R109	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Conversion Services International, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

100 Eagle Rock Avenue
East Hanover, NJ 07936

Item 2(a).	Name of Person Filing:

Robert C. DeLeeuw

Item 2(b).	Address of Principal Business Office or, if None, Residence:

4 Briarcliff Road
Montville, NJ 07045

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock, $.001 par value per share (the "Common Stock")

Item 2(e).	CUSIP Number: 21254R109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association is defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 21254R109	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned: 5,246,795** shares of Common Stock.

** Includes 3,996,795 shares held directly by Mr. DeLeeuw and 1,250,000 shares issuable upon exercise of vested options. Includes a vested option to purchase 250,000 shares of the Issuer's common stock granted on November 16, 2005 and expiring on November 16, 2015 at an exercise price of $0.83 per share. Also includes a vested option to purchase 1,000,000 shares of the Issuer's common stock granted on January 9, 2006 and expiring on January 9, 2016 at an exercise price of $0.46 per share.

(b)	Percent of class:6.54%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 5,246,795

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 5,246,795

(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No. 21254R109	13G	Page 5 of 5 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	By:	/s/ Robert C. DeLeeuw
Robert C. DeLeeuw